

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2011

Via Facsimile ((214) 209-2431)
Nancy G. Willis
Vice President
U.S. Trust, Bank of America
Private Wealth Management
Trustee
P.O. Box 830650
Dallas, Texas 75283-0650

>   **Re: Hugoton Royalty Trust**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed February 24, 2011**
>   **File No. 1-10476**

Dear Ms. Willis:

We have reviewed your letter dated March 11, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Exhibits

1.   We note your response to comment 1 in each of our letters dated January 25, 2011 and March 1, 2011. We note your expanded disclosure discusses generally the various pricing terms of the related contracts. Please revise to describe the circumstances under which such pricing terms may change, or tell us why you do not believe this is necessary.

In this regard, we note Section 11.a(3) of the Oil Purchase Contract dated as of January 4, 1973 among Blaik Oil Company and Oklahoma Natural Gas Gathering Corporation and Pioneer Gas Products Company. In addition, please revise your disclosure to describe any provisions relating to default, term, renewal (including the status of the renewal of the contracts (*e.g.*, whether the contract term is month-to-month)), termination rights (including the bases related thereto) and the amount a buyer is obligated to purchase.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief